SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 8, 2005
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 8, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 8, 2005
IVANHOE MINES APPOINTS SENIOR MINING EXECUTIVE
TO LEAD COMPANY’S MONGOLIAN COAL DIVISION

ULAANBAATAR, MONGOLIA — Robert M. Friedland, Chairman of Ivanhoe Mines, announced today that the company has appointed Gene Wusaty, P. Eng., as President of its Mongolian Coal Division. Mr. Wusaty has been given the mandate to lead the company’s development of its coal projects in Mongolia, including the Nariin Sukhait Mine Development Project.
“We are just beginning to unlock the potential of our coal properties in Mongolia,” said Robert Friedland, Ivanhoe Mines’ Chairman. “We believe Mr. Wusaty is the right individual to lead our Mongolian coal mining team. He has extensive experience in project management of all phases of coal mine development and operations, including engineering, permitting and processing, and safety and environmental programs.”
Mr. Wusaty is a professional mining engineer with 25 years of mining-related operational experience, with progressively increasing responsibilities in underground and open-pit coal mining and coal-fired power generation operations in Alberta and British Columbia, Canada. In the coal industry he has worked for Elk Valley Coal Corp., Fording Coal Limited, Quintette Coal Ltd. and Grande Cache Coal Corp.
Mr. Wusaty was Mine Manager of several large-scale metallurgical and mine-mouth power generation coal projects in western Canada. These projects include Elk Valley Coal’s (formerly Fording Coal) Cardinal River mine (annual production of 1.4 million tonnes of coal near Hinton, Alberta), Fording Coal’s Genesee mine (annual production of 3.5 million tonnes of coal a year for the Genesee Generating Station in Warburg, Alberta) and Fording Coal’s Whitewood Mine (annual production of 2.8 million tonnes of coal for the Wabamun Generating Station in Wabamun, Alberta).
In the position of Manager of Engineering for Fording Coal Ltd., Mr. Wusaty worked on various projects including successful bids for long-term mining contracts with TransAlta Utilities and Syncrude Canada Ltd., development of coal-fired power generation projects in British Columbia and Alberta, and providing technical support to the operating mines. He also was maintenance superintendent at the Fording River Mine, a large shovel-and-truck open-pit coal mine located in Elkford, British Columbia, and Mine Superintendent at the Quintette Coal Mine in Tumbler Ridge, British Columbia.
In his most recent position as Vice President and COO of Grande Cache Coal, Mr. Wusaty brought a surface mine and an underground mine into production with a production target of approximately 1.4 million tonnes. He also was responsible for obtaining all permits, operating licences and contracts for the development and operation of the surface and underground mines.
Ivanhoe’s most advanced Mongolian coal project is at Nariin Sukhait, approximately 40 kilometres north of the Mongolia-China border. Independent evaluations of the coal at the Nariin Sukhait Project, prepared by Norwest Corporation of Salt Lake City, Utah, and based on drilling to August 9, 2005, estimated that the measured plus indicated resources total approximately 116 million tonnes — plus an additional inferred resource of approximately 42 million tonnes. (See Ivanhoe Mines’

October 16th news release and October 18th material change report for descriptions of the key assumptions, parameters and methods used to estimate the resources). New resource estimates based on drilling to early November, 2005, are expected before the end of 2005.
Ivanhoe plans to bring the updated Nariin Sukhait resources into a pre-feasibility-level study in the first quarter of 2006. The company is involved in preliminary marketing discussions with potential coal buyers. Successful negotiations and the issuance of a mining licence by the Mongolian government could see initial production from the Ivanhoe properties in the second half of 2006.
In-Place Coal Resources* Summary for Nariin Sukhait as of August 9, 2005

		In-Place Resources (Tonnes)
Area	ASTM Group	Measured	Indicated	Inferred
South Field	High-	9,771,000	8,704,000	9,870,000
East Field	Volatile	20,007,000	10,862,000	5,086,000
West Field	Bituminous	33,277,000	33,545,000	26,806,000
Total		116,166,000		41,762,000

*	Resources that are not reserves do not have demonstrated economic viability.
Initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous under American Society for Testing and Materials (ASTM) standards. Drill-core samples are undergoing complete thermal and metallurgical testing by SGS Minerals Services in Denver, Colorado, USA.
Qualified Person
Mr. Steven B. Kerr, Senior Geologist with Norwest Corporation and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this release.
Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project and owns or controls exploration rights covering approximately 134,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755
www.ivanhoemines.com
Forward-Looking Statements: This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned development of the Nariin Sukhait coal project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other risks that are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.